EXHIBIT (a)(1)(E)

                       FORM OF REMINDER OF EXPIRATION DATE

REMINDER

DEADLINE: 11:59 P.M. (EST) April 10, 2007

To all Option Holders Eligible to Participate in the Offer to Amend dated March 13, 2007:

The Offer to Amend your Eligible Options will expire at 11:59 p.m. (EST) on April 10, 2007 unless we extend the Offer.

If you decide to accept the Offer with respect to some or all of your Eligible Options, you must submit your Letter of Transmittal in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

If you do not want to accept the Offer with respect to all of your Eligible Options, please disregard this reminder. However, you may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code.

  This reminder is being distributed to all employees eligible to participate in the Offer. Accordingly, you are receiving this notice even if you have previously submitted your Letter of Transmittal.